Filed Pursuant To Rule 433

Registration No. 333-275079

December 4, 2023

Michael on CNBC Last Call with Brian Sullivan - December 4, 2023

00:00:00:01 - 00:00:05:02

Brian Sullivan

But who knows? With us tonight is Grayscale CEO Michael Sonnenshein Michael, good to see you again.

00:00:05:02 - 00:00:05:22

Michael Sonnenshein

Good to see you.

00:00:05:23 - 00:00:10:10

Brian Sullivan

How would you. I know how you would have answered that poll hope of a Bitcoin ETF.

00:00:10:11 - 00:00:15:10

Michael Sonnenshein

Well, if we zoom out and we look at 2023, Bitcoin is up 150% this year.

00:00:15:10 - 00:00:16:16

Brian Sullivan

Not bad

00:00:16:16 - 00:00:46:29

Michael Sonnenshein

Had a positive correlation with gold. As you've mentioned. And if we look at 2023, it was a year that was characterized by rising inflationary fears and investors looking for places to go to hedge against those types of pressures in their portfolio. That's Bitcoin, that's gold, that's now bonds. And now as we get to 2024 and the Fed may in fact be signaling that they're going to start to cut rates because Bitcoin means different things to different types of investors, you may see some of that positioning towards a risk on trade.

00:00:47:05 - 00:00:55:08

Michael Sonnenshein

Because Bitcoin is considered a risk asset and you may see investors allocating to it, thinking about it more as a technology investment than perhaps a store of value.

00:00:55:08 - 00:01:12:04

Brian Sullivan

And I originally I had another pull up about 2 seconds before I realized that I need to do a better poll. And I had inflation on there. And I did the second poll, the one that you saw up there without inflation, because I thought, you know, what we've been talking about inflation for two years. The rate of inflation is coming down.

00:01:12:06 - 00:01:18:08

Brian Sullivan

And so I just can't imagine a lot of people are suddenly discovering this as an inflation hedge, which is why I pulled it off. What do you think about that?

00:01:18:09 - 00:01:37:08

Michael Sonnenshein

No, I think that makes complete sense. I think in times like we find ourselves in now, where there's geopolitical tensions and unrest, we have historically seen investors flock to assets like Bitcoin. And so it's no surprise to see that outperformance again in this year as well. But also one of your other parts of your poll was the hopes of a Bitcoin ETF coming to market.

00:01:37:15 - 00:01:39:22

Brian Sullivan

Do you know anybody that would like to have a Bitcoin ETF?

00:01:39:23 - 00:01:41:09

Michael Sonnenshein

Well, as you know.

00:01:41:10 - 00:02:00:21

Brian Sullivan

The Grayscale Bitcoin Trust, there was an article in CNBC Pro today that people that were cited said they were very optimistic that a Bitcoin ETF would be approved in early 2024 whatever you know, I know you can't say it or confirm anything. I get that it's all very legalese. But are you optimistic we will get one?

00:02:00:27 - 00:02:04:04

Michael Sonnenshein

I am optimistic that we will get one. As you know, we want.

00:02:04:04 - 00:02:05:25

Brian Sullivan

You've been optimistic for a few years.

00:02:05:26 - 00:02:20:19

Michael Sonnenshein

Well, because we've been working on it for years. And that's our number one priority. Right? We won our court case against the SEC this summer. We've continued to have really positive, really constructive engagement with the SEC. And it remains a matter of when, not a matter of if. And we.

00:02:20:19 - 00:02:22:26

Brian Sullivan

You're that confident the when, not the if.

00:02:22:28 - 00:02:34:02

Michael Sonnenshein

I am that confident. We have investors in all 50 states. Grayscale Bitcoin trust is the largest bitcoin investment vehicle in the world. It's been around for ten years. Investors have been very patiently waiting for this day to come

00:02:34:10 - 00:02:53:01

Brian Sullivan

and it's it's probably and I hope this you would agree with this. If not, tell me that this is the closest thing we have to a Bitcoin ETF. Correct. And yet you still trade at a discount to Bitcoin. Now the discount has narrowed hopefully as we get the optimism. But why does it trade at a at a discount to bitcoin?

00:02:53:02 - 00:03:05:23

Michael Sonnenshein

Well, so because GBTC today is not an ETF, it doesn't have that embedded creation redemption mechanism that would allow the shares to be kept in line with its net asset value. And so the fund has traded at premiums and now trades at a discount.

00:03:05:24 - 00:03:07:03

Brian Sullivan

Just like a closed in bond fund.

00:03:07:07 - 00:03:30:00

Michael Sonnenshein

Exactly. But what you have seen over the course of 2023 with this growing optimism about GBTC’s uplisting and investors wanting to participate in Bitcoin in a way that's regulated, familiar and accessible. They've been able to allocate to GBTC the products right there in the market for them to put alongside their other investments. And you have seen that discount narrow as we've gotten closer and closer to the end of the year.

00:03:30:01 - 00:03:49:25

Brian Sullivan

Can you in plain English, listen, I know the SEC as has not been like the fastest mover in history on a lot of things. And to be fair, there's a lot of things you don't want them to be fast on because they're the SEC and they want to get it right. I know there's been some this fighting between the CFTC and the SEC over who really regulates Bitcoin as well.

00:03:49:27 - 00:04:02:08

Brian Sullivan

And I also know that a lot of the federal workforce is not is has never come back to the office there's a lot of remote work I bring all this up because I would like your take on why it has taken so long.

00:04:02:11 - 00:04:28:00

Michael Sonnenshein

I can only point to the SEC denials and commentary and that really has focused in on their lack of comfort with the underlying Bitcoin market. For many of us in the crypto industry and the asset management industry. We've really looked at the approval of Bitcoin futures and Bitcoin futures ETFs as really a signal of the SEC becoming comfortable with that underlying market since the futures are derivative of that underlying spot market.

00:04:28:07 - 00:04:40:08

Michael Sonnenshein

But now it's really a market that's matured. It's a very different looking spot Bitcoin market than it was when we first applied for a Bitcoin ETF. And that's again why we have the optimism that we do that, this is a matter of when, not a matter of if.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.